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EXHIBIT 3.1


                    CERTIFICATE OF THE POWERS, DESIGNATIONS,
                            PREFERENCES AND RIGHTS OF


                              SPECIAL VOTING STOCK

                                  OF 8X8, INC.


       PURSUANT TO SECTIONS 151(g) AND 155 OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE


       I, Paul Voois, the President of 8x8, Inc., a Delaware corporation (the "COMPANY"), in accordance with the provisions of Section 103 of the General Corporation Law of the State of Delaware (the "DGCL"), DO HEREBY CERTIFY that, pursuant to the provisions of Section 151(g) and Section 155 of the DGCL, the following resolutions were duly adopted by the Board of Directors of the Company and pursuant to authority conferred upon the Board of Directors by the provisions of the Amended and Restated Certificate of Incorporation of the Company (the "CERTIFICATE OF INCORPORATION"), the Board of Directors of the Company, on May 16, 2000, adopted resolutions providing for the issuance of a series of Preferred Stock of the Company and fixing the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of such stock. These resolutions are as follows:

       "RESOLVED, that pursuant to authority expressly granted to and vested in the Board of Directors of the Company by the provisions of the Certificate of Incorporation, the issuance of a series of Preferred Stock of the Company to be designated "SPECIAL VOTING STOCK", par value $0.001 per share, which shall consist of one of the 5,000,000 shares of Preferred Stock which the Company now has authority to issue, be, and the same hereby is, authorized, and the Board hereby fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of the sole share of such series (in addition to the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Preferred Stock of this series) as follows:

       1. AUTHORIZED NUMBER AND DESIGNATION. One share of the Preferred Stock, $0.001 par value, of the Company is hereby constituted as a series of the Preferred Stock designated as Special Voting Stock, $0.001 par value (the "SPECIAL VOTING STOCK").

       2. DIVIDENDS AND DISTRIBUTIONS. The holders of Special Voting Stock shall not be entitled to receive any dividends declared and paid by the Company.

       3. VOTING RIGHTS. Except as otherwise required by law or by the Certificate of Incorporation, the holders of record of the Special Voting Stock will be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the



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shareholders of the Company at a meeting at which holders of the Company's
Common Stock ("COMMON STOCK") are entitled to vote ("COMPANY MEETING") or with respect to all written consents sought by the Company from its shareholders including the holders of the Company's Common Stock ("COMPANY CONSENT"). The holders of record of the Special Voting Stock shall have a number of votes ("VOTING RIGHTS") at a Company Meeting or with respect to a Company Consent equal to the number of votes that the holders ("HOLDERS") of non-voting exchangeable shares ("EXCHANGEABLE SHARES") of each of UForce Company - Societe UForce and 3044869 Nova Scotia Limited would be entitled to if all such Exchangeable Shares were exchanged by the Holders for shares of the Common Stock. In respect of all matters concerning the Voting Rights, the Special Voting Stock and the Common Stock shall vote as a single class.

       4. FRACTIONAL INTERESTS.

               (b) Pursuant to the terms of that certain Voting, Exchange and Support Agreement by and among the Company, 3044007 Nova Scotia Company, UForce Company - Societe UForce, 3044869 Nova Scotia Limited and each Holder, each Holder of Exchangeable Shares will be issued a fractional interest ("FRACTIONAL INTEREST") in the sole share of Special Voting Stock initially equal to the fraction obtained by dividing (i) the number of Exchangeable Shares held by such Holder at the time of the issuance of such fractional interest, by (ii) the total number of Exchangeable Shares outstanding at such time. The Fractional Interest of each Holder will automatically adjust from time to time, without any further action of the Company or the Holders, upon any change in the number of issued Exchangeable Shares such that each Holder's Fractional Interest at any time shall equal the fraction obtained by dividing (i) the number of Exchangeable Shares held by such Holder at such time, by (ii) the total number of Exchangeable Shares outstanding at such time.

               (c) The Fractional Interest of each Holder shall entitle such Holder to cast and exercise at each Company Meeting or on all Company Consents a number of votes equal to the number of votes to which a holder of one Common Stock is entitled to cast and exercise thereat or with respect thereto for each Exchangeable Share owned of record by such Holder on the record date established by the Company for such Company Meeting or Company Consent, as the case may be.

               (d) At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares outstanding which are not owned by the Company, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Company, the Special Voting shall be cancelled.

       5. LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and subject to any prior rights of holders of shares of Preferred Stock ranking senior to the Special Voting Stock, the holders of the share of Special Voting Stock shall be paid an amount totaling $0.001, together with payment to any class of stock ranking equally with the Special Voting Stock, and before payment shall be made to the holders of any stock ranking on liquidation junior to the Special Voting Stock.



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       6. RANKING. The Special Voting Stock shall rank junior to all other series of the Company's Preferred Stock, unless the terms of any such series shall provide otherwise.

       RESOLVED FURTHER, that the Chief Executive Officer, President or any Vice President and the Secretary or any Assistant Secretary of the Company be, and they hereby are, authorized and directed to prepare and file (or cause to be prepared and filed) a Certificate of the Powers, Designations, Preferences and Rights in accordance with the foregoing resolution and the provisions of Delaware law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions."

       IN WITNESS WHEREOF, I have executed and subscribed to this Certificate and do hereby affirm the foregoing as true under the penalties of perjury as of the 29th day of June, 2000.



                                        8X8, INC.



                                        /s/ Paul Voois
                                        ----------------------------------------
                                        Paul Voois
                                        President



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